---------------------
                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    OCTOBER 31, 2002 |
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |---------------------|


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*
                       DONNA KARAN INTERNATIONAL INC.
                              (Name of Issuer)


                  Common Stock, Par Value, $0.01 Per Share
                      (Title of Class and Securities)

        ------------------------------------------------------------

                                 257826107
                               (CUSIP Number)

                          David L. Bressman, Esq.
                             c/o Urban Zen, LLC
                       570 Seventh Avenue, Suite 703
                             New York, NY 10018
                               (212) 840-8555

                                  Copy to:
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                        Attention: Eileen T. Nugent
                               (212) 735-3176

        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             December 15, 2000
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Donna Karan - S.S. Number: ###-##-####
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          (See Item 2) (1)                                 (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    3,968,440 (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      3,968,440  (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        (See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,242,928 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES  (3)                                            ( x )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          23.7%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN

(1) Notwithstanding the agreements described in Item 6 of the Report on
Schedule 13D (the "Schedule 13D") originally filed on July 3, 1996 by the Reporting Persons and in this Amendment No. 1 thereto ("Amendment No. 1"), the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes 982,800 shares of Common Stock held by Stephan Weiss, who is married to the Reporting Person, and 291,688 shares of Common Stock held by The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan. However, the Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also does not include shares of Class B Common Stock held by members of the Takihyo Group which shares are subject to the Voting Agreement, to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also excludes 9 shares of Class A Common Stock held by each of Ms. Karan and Mr. Weiss, which shares are also subject to the Voting Agreement. The Reporting Person disclaims beneficial ownership of such shares.


                                SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Stephan Weiss - S.S. Number: ###-##-####
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    1,274,488  (See Item 5)
            SHARES                 _________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0  (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      1,274,488 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        0  (See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,242,928 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (3)                               (x)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          23.7%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN


(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D and Amendment No. 1, the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes 3,968,440 shares of Common Stock held by Donna Karan, who is married to the Reporting Person, and 291,688 shares of Common Stock held by The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan. However, the Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also does not include shares of Class B Common Stock held by members of the Takihyo Group which shares are subject to the Voting Agreement, to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also excludes 9 shares of Class A Common Stock held by each of Ms. Karan and Mr. Weiss, which shares are also subject to the Voting Agreement. The Reporting Person disclaims beneficial ownership of such shares.


                                SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Gabrielle Studio, Inc.- Tax I.D. Number: 13-3509191
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
         Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          The State of New York
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0  (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        0
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (2) (3)                               (x)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         0%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO


(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D and Amendment No. 1, the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) On December 18, 2000 Gabrielle Studio, Inc. distributed all of its shares of Common Stock to its shareholders pro-rata and ceased to own shares of Common Stock. Does not include shares of Common Stock held by the stockholders of Gabrielle Studio, Inc. directly, including Donna Karan, Stephan Weiss, and The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan. The Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of such shares.


                                SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          The State of New York
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    291,688  (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      291,688
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        0
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          291,688 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (2) (3)                               (x)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          1.3%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          OO


(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D and Amendment No. 1, the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes only the shares of Common Stock held by The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan. Does not include shares of Common Stock held by the trustee, Stephan Weiss, or any of the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of such shares.


                       SCHEDULE 13D - Amendment No. 1

        This statement amends the Schedule 13D originally filed on July 3, 1996 by Donna Karan, a citizen of the United States of America, and Stephan Weiss, a citizen of the United States of America. Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background.

        This Amendment No. 1 is being filed by the following persons or entities (each of which is a "Reporting Person" and together the "Reporting Persons"):

        Donna Karan ("Karan"), a citizen of the United States, whose principal business address is 550 Seventh Avenue, New York, NY 10018;

        Stephan Weiss ("Weiss"), a citizen of the United States, whose principal business address is 550 Seventh Avenue, New York, NY 10018;

        Gabrielle Studio, Inc. ("Gabrielle"), a New York corporation with its principal office located at 201 Wolfs Lane, Pelham, NY 10803;

        The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan (the "Children's Trust"), a trust organized under New York state law, whose principal address is c/o Stephan Weiss, trustee, 550 Seventh Avenue, New York, NY 10018.

        Karan, Weiss, and the Children's Trust are the only stockholders of Gabrielle. On December 18, 2000 Gabrielle distributed all of its shares of common stock, par value, $0.01 per share of the Issuer ("Common Stock") to its shareholders pro-rata and ceased to own stock of the Issuer. Weiss is trustee (the "Trustee") of the Children's Trust, and has sole voting power and power of disposition over the shares of Common Stock owned by the Children's Trust.

        Karan is primarily engaged as Chairman of the Board and Chief Designer of Donna Karan International Inc. (the "Issuer"). Weiss is the Vice Chairman of the Board of the Issuer. Gabrielle licenses the registered Donna Karan trademarks, and sublicenses the Donna Karan names, to Donna Karan Studio ("DKS"), a wholly owned subsidiary of the Issuer, pursuant to the License Agreement, dated July 3, 1996, between Gabrielle and DKS (the "License Agreement").

        The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act").

        During the last five years, to the best knowledge of Gabrielle, none of the Reporting Persons and none of the executive officers and directors of Gabrielle listed on Schedule I (a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities law or a finding of any violation with respect to such laws.

Item 4. Purpose of Transaction.

A. Gifts and Other Transactions

        On July 26, 1996 Karan made a gift of 42,250 shares of Common Stock to Gail Hoffman, a citizen of the United States. On July 26, 1996 Karan made a gift of 3,750 shares of to Darin Hoffman, a citizen of the United States. On July 26, 1996 Karan made a gift of 3,750 shares of Common Stock to Glenn Hoffman, a citizen of the United States. On July 26, 1996 Karan made a gift of 416 shares of Common Stock to Eric Weiss, a citizen of the United States. On July 26, 1996 Karan made a gift of 416 shares of Common Stock to Richard Wyler. On July 26, 1996 Karan made a gift of 416 shares of Common Stock to Wendy Hammond, a citizen of the United States. On October 26, 1998 Karan made a gift of 180,000 shares of Common Stock to the Children's Trust. On May 6, 1998 Karan received 39,616 shares of Common Stock from the Trust Under Trust Agreement for the Benefit of Donna Karan. On June 22, 1999 Karan received 152,690 shares of Common Stock from the Trust Under Trust Agreement for the Benefit of Donna Karan. The Trust Under Trust Agreement for the Benefit of Donna Karan was subsequently dissolved.

        On July 26, 1996 Weiss made a gift of 416 shares of Common Stock to Gail Hoffman, a citizen of the United States. On July 26, 1996 Weiss made a gift of 416 shares of Common Stock to Darin Hoffman, a citizen of the United States. On July 26, 1996 Weiss made a gift of 416 shares of Common Stock to Glenn Hoffman, a citizen of the United States. On July 26, 1996 Weiss made a gift of 5,834 shares of Common Stock to Eric Weiss, a citizen of the United States. On July 26, 1996 Weiss made a gift of 5,834 shares of Common Stock to Richard Wyler, a citizen of the United States. On July 26, 1996 Weiss made a gift of 625 shares of Common Stock to Wendy Hammond, a citizen of the United States. On October 26, 1998 Weiss made a gift of 45,000 shares of Common Stock to the Children's Trust.

        On December 18, 2000 Gabrielle distributed its shares of Common Stock on a pro-rata basis to its shareholders. Karan recieved 400,388 shares of Common Stock. Weiss recieved 79,809 shares of Common Stock. The Children's Trust recieved 18,611 shares of Common Stock.

B. The December 15, 2000 Agreement

        Karan, Weiss and the Children's Trust (the "DK/SW Group") have entered into an agreement (the "Gabrielle Purchase Agreement") dated December 15, 2000 with LVMH Moet Hennessy Louis Vuitton Inc. ("LVMH"), a Delaware corporation and a wholly owned subsidiary of LVMH Moet Hennessy Louis Vuitton S.A. ("LVMH - S.A."), a societe anonyme organized under the laws of the Republic of France. Pursuant to the Gabrielle Purchase Agreement, the members of the DK/SW Group have agreed to sell to LVMH all of the outstanding shares of common stock of Gabrielle (a private company which licenses the Donna Karan trademarks and sublicenses the Donna Karan name to Donna Karan Studio ("DKS"), a wholly owned subsidiary of the Issuer, pursuant to that certain Agreement dated as of July 3, 1996 between Gabrielle and DKS (the "License Agreement")) for an aggregate purchase price of $450 million ("Purchase Price"), subject to reduction (i) to $400 million (net of certain taxes) in the event the Issuer's Board of Directors approves and enters into a definitive agreement with respect to a merger transaction between the Issuer and LVMH (or any of its affiliates)(a "Board Approved Merger") on or before the six month anniversary (the "Determination Date") of the date of the Gabrielle Purchase Agreement and subsequently such Board Approved Merger is consummated, or (ii) to $425 million (net of certain taxes) in the event the Issuer and LVMH or any of its affiliates enter into a definitive agreement for a Board Approved Merger during the period after the Determination Date but on or before one year following the date of the Gabrielle Purchase Agreement and subsequently such Board Approved Merger is consummated.

        Concurrently with the signing of the Gabrielle Purchase Agreement, LVMH has submitted a written proposal to the Board of Directors of the Issuer to negotiate a merger, pursuant to which, subject to the terms and conditions thereof, LVMH (or any of its affiliates) would acquire all of the outstanding shares of Common Stock at an offer price of $8.50 per share in cash.

        Under the terms of the Gabrielle Purchase Agreement, LVMH is obligated to use best efforts to negotiate in good faith with the Board of Directors of the Issuer with respect to its proposal for a merger transaction, with a view toward entering into an agreement pertaining thereto as promptly as practicable; provided, however, LVMH is not contractually obligated to increase its offer price. In addition, LVMH has agreed that if it has not entered into a definitive agreement for a Board Approved Merger on or before the Determination Date, it will be subject to certain limitations on the minimum price per share it may thereafter offer in connection with an acquisition of the Common Stock. The restrictions generally provide that for a period of one year from the earlier of the Determination Date or the date on which either the Issuer or LVMH publicly announces that such negotiations have been terminated, LVMH will not, and will cause its affiliates not to, purchase shares of Common Stock for an offer price per share of Common Stock that is less than the highest price per share of Common Stock ("Highest Offer Price") offered in any definitive formal offer (authorized by LVMH - S.A.) presented by LVMH to the Board of Directors of the Issuer during the course of their negotiations. LVMH has agreed to notify the members of the DK/SW Group of the Highest Offer Price on the Determination Date. In addition, LVMH and the DK/SW Group have agreed that the Issuer would be a third-party beneficiary of the provisions relating to the minimum offer price described above and that in the event the Issuer elects to waive such provisions, the members of the DK/SW Group shall automatically be deemed also to have waived such provisions.

        In connection with the Gabrielle Purchase Agreement, the members of the DK/SW Group have agreed not to do any of the following for six months from the date thereof: (i) initiate, solicit or knowingly encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that consistutes, or may reasonably be expected to lead to, a Gabrielle Acquisition Proposal; (ii) enter into any agreement contemplating a Gabrielle Acquisition Proposal; (iii) maintain or continue discussions or negotiations with any person or entity in furtherance of such inquiries or for the purpose of obtaining a Gabrielle Acquisition Proposal; (iv) agree to or endorse any Gabrielle Acquisition Proposal; (v) without the prior written consent of LVMH, amend the License Agreement; or (vi) release any third party from any standstill or confidentiality agreement or waive or amend any provisions thereof, to which it is a party relating to the shares of Gabrielle; provided, however, that with respect to the restrictions in the preceding clauses (i) - (iv), nothing set forth therein shall limit or prohibit the ability of a Karan or Weiss to participate in discussions with the members of the Board of Directors of the Issuer and their representatives, if either Karan or Weiss determines, after taking into account the advice of his or her counsel, that failing to so act would reasonably be expected to constitute a breach of his or her fiduciary duty as a director or officer of the Issuer. "Gabrielle Acquisition Proposal" is defined as (i) any merger, consolidation, share exchange, recapitalization, reorganization, business combination, or other similar transaction involving Gabrielle ; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of a material portion of the assets of Gabrielle in a single transaction or series of transactions; or (iii) any sale, transfer, encumbrance, or issuance of all or any of the shares of capital stock of Gabrielle in a single transaction or series of transactions.

        The members of the DK/SW Group have also agreed that if a definitive agreement for a Board Approved Merger is entered into within one year and the Board Approved Merger is consummated, the members of the DK/SW Group (i) will, immediately prior to the consummation of the Board Approved Merger, exchange shares representing 14% of the outstanding shares of Common Stock ("Exchange Shares"), at the same price per share paid to shareholders of the Issuer pursuant to the Board Approved Merger (the "Merger Price"), for an equal number of shares of common stock of the combined company ("New DKI") and (ii) may (x) use all of the proceeds received by them in respect of their remaining shares of Common Stock (i.e. shares other than the Exchange Shares) in the Board Approved Merger to purchase from LVMH, at the Merger Price, additional shares of New DKI and
(y) after all such proceeds are exhausted, invest $25 million in cash to purchase from New DKI additional shares of New DKI. Assuming the full exercise of such rights to purchase additional shares as described in the preceding sentence, the DK/SW Group would own, in the aggregate, 14.3% of the outstanding shares of common stock of New DKI. In connection with their investment in New DKI, the members of the DK/SW Group would be granted certain governance rights in and have certain obligations with respect to New DKI, which rights and obligations are described more fully in the redacted Annex A ("Annex A") to the Gabrielle Purchase Agreement which is annexed to this Amendment No. 1 as Exhibit B. If LVMH enters into an agreement for a Board Approved Merger after the end of one year from the date of the Gabrielle Purchase Agreement but on or prior to the third anniversary thereof, then (i) LVMH will have the right to obligate the members of the DK/SW Group to exchange the Exchange Shares for an equal number of shares of New DKI (but not to make any investment in additional shares of New DKI), with the understanding that the governance rights and obligations described in Annex A would not otherwise apply (although in such circumstance the parties have agreed to negotiate in good faith contractual provisions relating to tag-and drag-along rights and transfers of such New DKI shares to permitted transferees or third parties, subject to LVMH's right of first refusal) and (ii) the members of the DK/SW Group will have the right to exchange the Exchange Shares for an equal number of shares of New DKI and to exercise in full (but not in part) their right to purchase additional shares of New DKI, with the understanding that the governance rights and obligations described in Annex A would then come into effect.

        This brief description of the Gabrielle Purchase Agreement (including Annex A thereto) and the rights and obligations of the DK/SW Group thereunder is not intended to be complete and is qualified in its entirety by reference to the Gabrielle Purchase Agreement, which is annexed hereto as Exhibit B, and which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     (a)

         Name                     Shares of Common Stock          Percentage

         Karan                    5,242,928  (1)(2)                 23.7%

         Weiss                    5,242,928  (2)(3)                 23.7%

         Gabrielle                0          (2)(4)                  0.0%

         Children's Trust         291,688    (2)(5)                  1.3%

        (1) Includes 982,800 shares of Common Stock held by Weiss and 291,688 shares of Common Stock held by the Children's Trust. However, Reporting Person disclaims beneficial ownership of such shares. Does not include 9 shares of Class A Common Stock held by Karan.

        (2) Does not include shares of Common Stock held by members of the Takihyo Group which shares are the subject of the Stockholders' Agreement to which the Reporting Person is a party, described in item 6 and filed pursuant to Item 7 of the Schedule 13D. Does not include shares of Class B Common Stock held by members of the Takihyo Group which are subject to the Voting Agreement to which the Reporting Person is a party, described in
Item 6 and filed pursuant to Item 7 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of such shares.

        (3) Includes 3,968,440 shares of Common Stock held by Karan and 291,688 shares of Common Stock held by the Children's Trust. However, Reporting Person disclaims beneficial ownership of such shares and disclaims that he is a 10% owner. Does not include 9 shares of Class A Common Stock held by Weiss.

        (4) Includes only the shares of Common Stock held by Gabrielle. Does not include shares of Common Stock held by the stockholders of Gabrielle directly, including Karan, Weiss, and the Children's Trust. The Reporting Person disclaims beneficial ownership of such shares.

        (5) Includes only the shares of Common Stock held by the Children's Trust. Does not include shares of Common Stock held by the Trustee or the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

        (b) Karan has sole voting power over 3,968,440 shares of Common Stock. Weiss has sole voting power over 982,800 shares of Common Stock and 291,688 shares of Common Stock held by the Children's Trust, for which he is trustee. Each of Karan and Weiss, however, disclaim beneficial ownership of the shares held by each other and by the Children's Trust. Gabrielle has sole voting power over 0 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

        As discussed in Item 4, under the terms of the Gabrielle Purchase Agreement, the members of the DK/SW Group have also agreed that if a definitive agreement for a the Board Approved Merger is entered into within one year of the date thereof and the Board Approved Merger is consummated, the members of the DK/SW Group (i) will exchange the Exchange Shares (i.e., shares representing 14% of the outstanding shares of Common Stock), at the Merger Price, for an equal number of shares of common stock of New DKI and
(ii) may (x) use all of the proceeds received by them in respect of their remaining shares of Common Stock (i.e. shares other than the Exchange Shares) in the Board Approved Merger to purchase from LVMH, at the Merger Price, additional shares of New DKI and (y) after all such proceeds are exhausted, invest $25 million in cash to purchase from New DKI additional shares of New DKI. Assuming the full exercise of such rights to purchase additional shares as described in the preceding sentence, the DK/SW Group would own, in the aggregate, 14.3% of the outstanding shares of common stock of New DKI. In connection with their investment in New DKI, the members of the DK/SW Group would be granted certain governance rights in and have certain obligations with respect to New DKI, which rights and obligations are described more fully in Annex A. If LVMH enters into an agreement for a Board Approved Merger after the end of one year from the date of the Gabrielle Purchase Agreement but prior to the third anniversary thereof, then (i) LVMH will have the right to obligate the members of the DK/SW Group to exchange the Exchange Shares for an equal number of shares of New DKI (but not to make any investment in additional shares of New
DKI), with the understanding that the governance rights and obligations described in Annex A would not otherwise apply (although in such circumstance the parties have agreed to negotiate in good faith contractual provisions relating to tag-and drag-along rights and transfers of such New DKI shares to permitted transferees or third parties, subject to LVMH's right of first refusal) certain and (ii) the members of the DK/SW Group will have the right to exchange the Exchange Shares for an equal number of shares of New DKI and to exercise in full (but not in part) their right to purchase additional shares of New DKI, with the understanding that the governance rights and obligations described in Annex A would then come into effect.

Except for the agreements described in the Schedule 13D and the Gabrielle Purchase Agreement (including Annex A) described above and except as described in Item 2 and Item 5 of this Amendment No. 1, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of proxies.

Item 7. Material to Be filed as Exhibits.

Exhibit A. Joint Filing Agreement

Exhibit B. Agreement dated as of December 15, 2000 by and among Donna Karan, Stephan Weiss, The Trust Under Trust Agreement Dated February 2, 1996 For Benefit of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan and LVMH Moet Hennessy Louis Vuitton Inc., together with Annex A, attached thereto as redacted.


                                 SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 12/18/00

/s/Donna Karan
--------------------------
Donna Karan



        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 12/18/00

/s/ Stephan Weiss
--------------------------
Stephan Weiss



        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  12/18/00

Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan.

By     /s/ Stephan Weiss
       --------------------------
Name:  Stephan Weiss
Title: Trustee



        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  12/18/00

Gabrielle Studio, Inc.

By:     /s/ Stephan Weiss
        --------------------------
        Name:  Stephan Weiss
        Title: Vice President